Exhibit 23
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in Registration Statements (Form S-8 Nos. 333-34313, 333-33860, 333-56612, 333-88270, 333-108867, 333-120516, 333-132499, 333-149484 and 333-165586) of Ameristar Casinos, Inc. pertaining to the 2002 Non-Employee Directors’ Stock Election Plan, the Amended and Restated Management Stock Incentive Plan, the Amended and Restated 1999 Stock Incentive Plan, the Deferred Compensation Plan and the 2009 Stock Incentive Plan of Ameristar Casinos, Inc. of our reports dated March 16, 2011, with respect to the consolidated financial statements of Ameristar Casinos, Inc., and the effectiveness of internal control over financial reporting of Ameristar Casinos, Inc., included in this Annual Report (Form 10-K) of Ameristar Casinos, Inc. for the year ended December 31, 2010.

/s/ Ernst & Young LLP

Las Vegas, Nevada
March 16, 2011